Exhibit 99.1

NEWS RELEASE
CIBC announces investment in American Century Investments, a leading U.S. asset management company with US$112 billion under management
Important platform for growth in international asset management; 100% cash transaction is immediately accretive
Toronto, July 15, 2011 — CIBC (TSX: CM) (NYSE: CM) announced today that it will acquire a 41% equity interest in American Century Investments, a major U.S. asset management company with US$112 billion under management and a track record of solid earnings and strong investment performance. Total consideration is US$848 million. The 100% cash transaction will be immediately accretive and CIBC’s share of American Century earnings is expected to contribute approximately 15 cents per share of earnings in 2012 on a cash basis.
CIBC is purchasing the minority interest held by JPMorgan Chase & Co. pursuant to a shareholder agreement using a pre-determined valuation methodology conducted by an independent third party.
CIBC will hold 10.1% of American Century Investments’ voting rights and have two representatives on its 10-person board. American Century’s major shareholder is the Stowers Institute for Medical Research. Closing of this transaction is expected to take place within 90 days, subject to receiving regulatory approval.
“This investment will build on our strong franchise in Canada and provide CIBC an additional platform for growth in asset management internationally,” said CIBC President and Chief Executive Officer Gerry McCaughey. “It is aligned with our risk appetite and provides attractive fee-based income, geographic diversification and revenue synergies within our asset management business.”
There are a number of factors that make it attractive strategically to deploy capital in CIBC’s Asset Management business, McCaughey added.
“We know this business well and have the capabilities to capitalize on opportunities,” he said. “The financial characteristics of Wealth Management are strong. The margins are favourable and the capital required to grow this business is low.
“Demographic trends in the U.S. are positive and savings rates are on the rise. As boomers continue to advance towards retirement age, the increased demand for personal retirement solutions make this opportunity attractive.”
Kansas City-based American Century Investments is one of the premier asset management firms in the U.S., serving a broad mix of institutional, intermediary and retail investor clients.
It is ranked third among its peer group by Morningstar with 65% of assets held in four-or five-star rated funds and 84% of its rated funds ranked in the first or second quartile by Lipper as at June 30, 2011. It was also named the “Best Large Mutual Fund Company” at the 2009 Lipper Fund Awards.

“We’re excited to welcome CIBC as a strategic partner and stakeholder in our company,” said Jonathan Thomas, American Century Investments President and Chief Executive Officer. “CIBC’s large footprint in Canada and presence in other parts of the world will help in the execution of our growth through diversification strategy, of which a key component is bringing our investment management expertise to non-U.S. clients. Robust growth and continued financial success is in the best interests of our clients, employees and stakeholders in the firm.”
“CIBC’s asset management business has strong momentum and is gaining market share,” said Victor Dodig, Senior Executive Vice-President, CIBC, and Group Head, Wealth Management. “Our assets under management are at an all-time high, we are generating record long-term sales and have industry-leading investment performance. The investment in American Century Investments will add to our existing capabilities by establishing an important presence for CIBC in the world’s largest asset management market with an experienced partner and strong leadership team.”
The benefits for both partners in this agreement include:
•	Expanding the products available to CIBC’s institutional and retail customers by providing access to American Century Investments’ equity and fixed income capabilities;

•	Expanding the market reach of CIBC’s asset management capabilities by leveraging American Century Investments’ strong brand and sales channels; and

•	Providing a platform for the continued growth of CIBC’s wealth management business in the U.S. and other international markets.
CIBC will hold an analyst/investor/media call to discuss this announcement today Friday July 15 at 8:30 a.m. (ET). A live audiocast will be available in English and French at www.cibc.com, About CIBC. Participants can also listen to the conference call in English (416-695-6622 in Toronto, or toll-free 1-800-766-6630 throughout the rest of North America) and French (514-392-1478 or toll-free 1-877-922-4773 throughout the rest of North America). A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 5043534#) and French (514-861-2272 or 1-800-408-3053, passcode 6566333#) until midnight (ET) on December 12, 2011.
About CIBC
CIBC is a leading Canadian-based global financial institution. Through our Retail and Business Banking, Wealth Management and Wholesale Banking businesses, CIBC provides a full range of financial products and services to almost 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. CIBC is amongst the best capitalized banks in the world with Tier 1 and Tangible Common Equity ratios of 14.7% and 10.6%, at April 30, 2011. CIBC Wealth Management provides a comprehensive suite of wealth-building services through an extensive distribution network that includes CIBC Private Wealth Management, CIBC Wood Gundy and CIBC Investor’s Edge, to a broad range of self-directed investors, high net worth individuals, and institutional clients. In addition, CIBC Asset Management’s industry-leading investment solutions includes the CIBC family of managed portfolio solutions and our two mutual fund families — CIBC and

Renaissance Investments, while CIBC Global Asset Management provides global money management services for institutional, retail and high net worth clients.
About American Century Investments
American Century Investments® is a leading, privately-controlled asset management firm, serving financial intermediaries, institutions and individuals. Since its founding in 1958, the company has been committed to delivering superior investment performance and building long-term client relationships. Through its ownership structure, more than 40% of American Century Investments’ profits support research to help find cures for genetically-based diseases including cancer, diabetes and dementia.
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our acquisition of an equity interest in American Century Investments and its impact on CIBC’s earnings, Wealth Management business and other operations and business lines; CIBC’s financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including statements about CIBC’s acquisition of an equity interest in American Century Investments and its impact on CIBC’s earnings and businesses. These factors include but are not limited to the possibility that the acquisition transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in areas where we do business; credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; the resolution of legal proceedings and related matters; and our ability to anticipate and manage the risks associated with these factors. Additional information about these and other factors can be found in our 2011 Second Quarter Report to Shareholders and 2010 Annual Report. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement except as required by law.
For further information: CIBC Investor inquiries: Geoffrey Weiss, (416) 980-5093; Media inquiries: Rob McLeod, (416) 980-3714. American Century Investments media inquiries: Chris Doyle (816) 340-4638

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